EXHIBIT 99

Magna Establishes Automatic Share Purchase Plan

AURORA, Ontario, Dec. 19, 2018 (GLOBE NEWSWIRE) -- Magna International Inc. (TSX: MG; NYSE: MGA) today announced that it has established a pre-defined automatic securities purchase plan (the “Plan”) with a designated broker to facilitate the purchase for cancellation of Common Shares under its current normal course issuer bid (the “Bid”).  The Plan will be implemented effective January 2, 2019. Under the Plan, Magna has provided instructions and strict parameters regarding how its Common Shares may be purchased for cancellation during times when it would ordinarily not be permitted to purchase Common Shares due to regulatory restrictions or self-imposed black-out periods. We impose regular blackouts during the period commencing at 11:59 p.m. of the last day of each fiscal quarter to and including 48 hours after the public announcement of our quarterly or annual financial results. The Plan will terminate on the earliest of the date on which: (a) the purchase limit specified in the Plan has been reached, (b) we terminate the Plan in accordance with its terms, in which case we will issue a press release confirming such termination, and (c) the Bid terminates.

Under the Bid, which commenced on November 15, 2018 and which terminates on November 14, 2019, we are authorized to purchase for cancellation up to 33,200,000 Common Shares. All such purchases of Common Shares under the Bid may be made: (i) on the Toronto Stock Exchange (“TSX”) in accordance with the rules and policies of the TSX, (ii) on the New York Stock Exchange in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934, (iii) on other published markets, and/or (iv) pursuant to private agreements or specific share repurchase programs under issuer bid exemption orders issued by the Ontario Securities Commission. All such purchases are included in computing the number of Common Shares purchased under the Bid. As of December 18, 2018, the Corporation has repurchased 5,742,454 Common Shares under the Bid.

INVESTOR CONTACT
Louis Tonelli, Vice-President, Investor Relations
louis.tonelli@magna.com  │  905.726.7035

MEDIA CONTACT
Tracy Fuerst, Director of Corporate Communications & PR
tracy.fuerst@magna.com  │  248.631.5396

OUR BUSINESS (1)

We have more than 173,000 entrepreneurial-minded employees dedicated to delivering mobility solutions. We are a mobility technology company and one of the world's largest automotive suppliers with 340 manufacturing operations and 96 product development, engineering and sales centres in 27 countries. Our competitive capabilities include body exteriors and structures, power and vision technologies, seating systems and complete vehicle solutions. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit www.magna.com.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including, but not limited to, future purchases of our Common Shares under the Normal Course Issuer Bid, including pursuant to private agreements or a specific share repurchase program under an issuer bid exemption order issued by the Ontario Securities Commission. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "should" "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "outlook", "project", "estimate" and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict. These risks, assumptions and uncertainties include, without limitation, the impact of: economic cyclicality; relative foreign exchange rates; financial flexibility risks; stock price fluctuations; legal and regulatory proceedings against us; changes in laws and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements.

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(1) Manufacturing operations, product development, engineering and sales centres and employee figures include equity-accounted operations.